Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-1 (Nos. 333-153645 and 333-162145) of our report dated March 26, 2010, (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) relating to the financial statements of VirnetX Holding Corporation as of December 31, 2009 and 2008 and for the years then ended and for the period from August 2, 2005 (date of inception) to December 31, 2009, which appear in such Registration Statement.  We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Farber Hass Hurley LLP

Granada Hills, CA
March 29, 2010